Room 4561

October 4, 2006

Mr. Tom W. Ward
President and Chief Executive Officer
Exabyte Corporation
2108 55th Street
Boulder, Colorado 80301

Re: **Exabyte Corporation**
        Revised Preliminary Proxy Statement on Schedule 14A filed October 3, 2006
        File No. 0-33231

Dear Mr. Ward:

        We have conducted a limited review of your revised preliminary proxy statement and response letter filed October 3, 2006 and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

1.   We note your response to comment 1 of our letter dated September 28, 2006. In light of the fact that security holders will continue to hold their securities after the sale of assets, we continue to believe that financial information pursuant to Item 14(c)(1) is required to be included in your proxy statement as it relates to the sale of all or substantially all of your assets. Please refer to Question H.6 of our July 2001 Third Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations for guidance regarding the financial statements that must be provided with respect to asset sale transactions.

Summary Term Sheet

Description of Asset Sale, page 2

2.   We note your response to comment 6 of our letter dated September 28, 2006. It appears that the obligations under the senior management retention plan are that of Exabyte. Your disclosure here and on page 17, however, does not appear to provide for satisfaction of such obligations. For example, it appears that you will only have $100,000 after the payments you identify here. Please explain or otherwise reconcile your disclosure.

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As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt, at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Amy L. Bowler
        Holland & Hart LLP
        555 Seventeenth Street, Suite 3200
        Denver, Colorado 80202-3979
        Telephone: (303) 295-8000
        Facsimile: (303) 295- 8261